Fundrise Growth Tech Fund, LLC SC TO-I

Exhibit (b)

CALCULATION OF FILING FEE TABLE

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	$12,063,544.66(a)	0.015310%	$1,846.93(b)
Fees Previously Paid	—	—
Total Transaction Valuation	$12,063,544.66(a)
Total Fees Due for Filing			$1,846.93(b)
Total Fees Previously Paid
Total Fee Offsets			—
Net Fee Due			$1,846.93

(a) Calculated as the aggregate maximum purchase price for common shares of beneficial interest based upon the estimated net asset value per common share as of May 28, 2025.

(b) Calculated as $153.10 per $1,000,000 of the Transaction Valuation.

Table 2 – Fee Offset Claims and Sources

N/A